Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees	$60,680	$14,253	$30,788	$16,753	$27,087	$140,981
Distributed income of equity investees	190	90	384	266	222	326
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	7,937	8,529	4,965	2,508	1,155	3,645
Rentals	63	81	88	58	54	77
Total fixed charges	$8,000	$8,610	$5,053	$2,566	$1,209	$3,722
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$68,870	$22,953	$36,225	$19,585	$28,518	$145,029
Ratio of earnings to fixed charges	8.6	2.7	7.2	7.6	23.6	39.0